elan                            Corporate Bulletin

                              FOR IMMEDIATE RELEASE


CONTACTS:
INVESTORS:  (U.S.)        INVESTORS:  (EUROPE)         MEDIA:
Jack Howarth              Emer Reynolds                Sunny Uberoi
Ph:    212-407-5740       Ph:    353-1-709-4000        Ph:    212-994-8206
       800-252-3526              00800 28352600               800-252-3526



                ELAN TO SELL ITS REMAINING STOCKHOLDING IN ATHENA
                   DIAGNOSTICS AND REALISE $82 MILLION IN CASH


DUBLIN, IRELAND, November 22, 2002 -- Elan Corporation, plc (NYSE ELN) ("Elan"), together with the other stockholders of Elan's subsidiary, Athena Diagnostics, Inc. ("Athena Diagnostics"), have agreed to sell all of the outstanding stock of Athena Diagnostics to Behrman Capital ("Behrman") and certain of its affiliated investment funds for a gross consideration of approximately $122 million. As a result of the sale of its approximately 80% stockholding in Athena Diagnostics, Elan expects to realise approximately $82 million in cash after giving effect to certain contractual payments, including payments to Athena Diagnostics' other stockholders. The closing of the transaction, which is expected to occur in the first quarter of 2003, is subject to the receipt of regulatory approvals, third party consents and other customary closing conditions. The proceeds from the sale will form part of Elan's targeted proceeds from the divestment of assets as outlined in its recovery plan.

"We continue to divest our non-core assets and enhance our overall cash position," Dr. Garo Armen, chairman of Elan. "I am pleased to note that Behrman plans to continue to operate Athena Diagnostics as a stand-alone operation based in its current facilities in Worcester, Massachusetts and that the approximately 150 employees will have the opportunity to continue their employment with the company."

Elan to Sell its Remaining Stockholding in Athena Diagnostics and Realise $82 million in Cash
Page 2



In 2001, Elan recorded net revenue and operating profit for Athena Diagnostics of $36.3 million and $11.6 million, respectively. For the first nine months of 2002, Elan recorded net revenue and operating profit for Athena Diagnostics of $31.2 million and $9.7 million, respectively. As of September 30, 2002 the carrying value of Elan's remaining stockholding in the Athena Diagnostics business amounted to $26.0 million.

Athena Diagnostics was originally acquired by Elan in 1996 as part of its acquisition of Athena Neurosciences, Inc. Athena Diagnostics is a commercial diagnostic laboratory, which provides esoteric testing services in the areas of neurogenetic diagnostics; peripheral neuropathy and paraneoplastic diagnostics; Alzheimer's disease diagnostics; and neutralizing antibody detection assays. The company also offers certain testing services to contract research organisations and pharmaceutical companies for use in clinical trials.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.



This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that regulatory approvals and third party consents will be timely or successfully obtained, or that further closing conditions will be met. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.